UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 0-15956

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Bank of Granite Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
23 North Main Street

Address of Principal Executive Office (Street and Number)
Granite Falls, North Carolina 28630

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Bank of Granite Corporation (the “Company”) is unable to file timely its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 because of the following:

The Company has discovered issues in its subsidiary bank’s loan portfolio that have caused it to reassess the amount of the provision for loan losses that should be recorded for the quarter ended September 30, 2007. A review of the loan portfolio must be completed before the proper amount of loan loss provision can be determined. In addition, the Company is assessing internal control issues surrounding its lending and loan review functions. Certain changes in these controls are being implemented, and the Company is currently assessing its internal controls to determine whether a material weakness in such controls exists.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kirby A. Tyndall	828	496-2026
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company made a preliminary release of financial results for the third quarter on October 16, 2007. Since that time, additional review and analysis of the loan portfolio of Bank of Granite has caused the Company to re-evaluate the appropriate amount of the loan loss provision to be recorded for the third quarter. The preliminary financial results previously released indicated a loan loss provision of $1,407,000, and net income of $4,073,000. The provision for loan losses in the third quarter of 2006 was $1,387,000, and net income for the third quarter of 2006 was $4,584,000. The ongoing assessment of the loan portfolio and the loan loss provision leads the Company to believe that the provision recorded for the third quarter of 2007 will be materially higher, and earnings for the quarter will be materially lower than the amounts previously released. The amount of additional provision required cannot be estimated or determined until the Company has completed its ongoing review of its loan portfolio.

Forward-Looking Statements

The discussions included in this document contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,“ “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of our Company and our management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but not limited to, the financial success or changing conditions or strategies of our customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel, and general economic conditions. In particular, the forward looking statements about expected additions to our provision for loan losses will be affected by the results of our continuing review of our loan portfolio and the identification of impaired loans, which is difficult to quantify at present. For additional factors that could affect the matters discussed in forward looking statements, see the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Bank of Granite Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2007	By	/s/ Kirby A. Tyndall

Kirby A. Tyndall, Secretary, Treasurer and Chief Financial Officer